UNITED STATES

SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2006

ANGIOTECH PHARMACEUTICALS, INC.

(Registrant's name)

1618 Station Street,

Vancouver, B.C.

Canada V6A 1B6

(604) 221-7676

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F _____       Form 40-F ___X__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____   No __X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-__________.

EXHIBIT INDEX

Exhibit Number	Description of Document
1. Company Press Release

Angiotech Pharmaceuticals, Inc. announced today that it has completed its acquisition of privately held Quill Medical, Inc. (“Quill”) – including all of its technology and intellectual property – for US $40 million in cash plus certain future contingent payments based on product revenues, as previously announced on May 25, 2006.

FORWARD-LOOKING STATEMENTS

Statements contained herein that are not based on historical fact, including without limitation statements containing the words "believes," "may," "will," "estimate," "continue," "anticipates," "intends," "expects" and words of similar import, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements.  Such factors include, among others, the following: general economic and business conditions, both nationally and in the region in which the Company operates; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against the Company; and other factors referenced in the Company's filings with the Securities and Exchange Commission.  Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements.  The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statement contained herein to reflect future result, events or developments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANGIOTECH PHARMACEUTICALS, INC.

Date: June 28, 2006

                  By: /s/

      Name: K. Thomas Bailey

      Title: Chief Financial Officer

Exhibit 1

FOR IMMEDIATE RELEASE

NEWS RELEASE

Wednesday, June 28, 2006

ANGIOTECH PHARMACEUTICALS COMPLETES ACQUISITION OF QUILL MEDICAL, INC.

Creating New Markets in Aesthetics and Wound Closure Markets

VANCOUVER, BC, June 28, 2006 – Angiotech Pharmaceuticals, Inc. (NASDAQ: ANPI, TSX: ANP), a global specialty pharmaceutical and medical device company, today announced that it has completed its acquisition of privately held Quill Medical, Inc. (“Quill”) – including all of its technology and intellectual property – for US $40 million in cash plus certain future contingent payments based on product revenues, as previously announced on May 25, 2006.

In October 2004, Angiotech’s Surgical Specialties division and Quill entered into an exclusive manufacturing and distribution agreement for the Contour Threads™ product line to be used in minimally-invasive aesthetic and cosmetic surgery. Unlike conventional sutures which are smooth, the Contour Threads products have tiny teeth-like barbs or cogs along the surface. Once inserted under the skin, these self-anchoring sutures hold tissue in place to suspend sagging tissue or close wounds.

With the completion of the previously announced acquisition of Quill, Angiotech now fully owns the rights to develop novel applications of the Contour Threads product line in a variety of aesthetic markets as well as other large, non-aesthetic markets where sutures are commonly used, such as wound closure and tendon repair for orthopaedic applications.

“Angiotech continues to execute on our strategy to capture value through our own sales and distribution channels. Building on the success of the minimally-invasive facelift procedure, our Contour Threads product line can potentially offer “non-extreme” options for a variety of other aesthetic procedures, such as breast lifts, neck contouring, and other body contouring indications,” said Dr. William L. Hunter, President and CEO of Angiotech. “We will also now be able to offer this innovative technology to surgeons for a variety of general wound closure applications, such as orthopaedic, cosmetic, vascular, and endoscopic surgery, which significantly expands our potential markets.”

“Our Contour Threads sales team and distribution network is rapidly growing, and to date approximately 2,400 physicians have been trained to perform procedures using Contour Threads,” said Pete Molinaro, President of the Surgical Specialties division. “By the end of this year, we anticipate that we will more than double our existing Contour Threads sales force, create new distribution agreements in key markets, and further expand our existing global distribution channels in Asia, Europe, South Africa, and the UK.”

It is anticipated that Angiotech, in the third quarter of 2006, will initiate a study investigating the use of its Contour Threads products in certain aesthetic surgery procedures for the breast. Looking at the potential breast aesthetics market alone, in 2005 there were more than 290,000 breast augmentation procedures and over 90,000 breast lifts in the United States. The Contour Threads product line allows Angiotech to expand this market to include those patients who desire aesthetic changes but are unwilling to have more invasive procedures, such as implant surgery.

In the area of wound closure, it is estimated that over 280 million sutures are used annually, and the worldwide market for suture-based wound closure is approximately US $2 billion. Quill’s patented technology enables surgical sutures to self-anchor in tissue without the need for suture knots. Eliminating knot-tying saves time, minimizes the risk of infection, and reduces wound leakage. Earlier this year, a bidirectional version of the Contour Threads product was launched, further eliminating the need to tie a suture knot when initially inserting the product.

Angiotech also aims to continue work on developing a portfolio of next-generation Contour Threads products, including a biodegradable version, which will be absorbed safely and relatively quickly in the body.

About Angiotech Pharmaceuticals

Angiotech Pharmaceuticals, Inc. is a global specialty pharmaceutical and medical device company with 14 facilities in 6 countries and over 1,500 dedicated employees. Angiotech discovers, develops and markets innovative treatment solutions for diseases or complications associated with medical device implants, surgical interventions and acute injury. To find out more about Angiotech Pharmaceuticals, Inc. (NASDAQ: ANPI, TSX: ANP), please visit our website at www.angiotech.com.

Note on Forward Looking Statement:  Statements contained in this press release or in our other written or oral public communications that are not based on historical or current fact, including without limitation statements containing the words “believes,” “may,” “plans,” “will,” “estimate,” “continue,” “anticipates,” “intends,” “expects” and similar expressions, constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and constitute “forward-looking information” within the meaning of applicable Canadian securities laws.  All such statements are made pursuant to the “safe harbor” provisions of applicable securities legislation.  Such forward-looking statements are based on assumptions that involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements.  Forward-looking statements in this release include the statements regarding; financial benefits to Angiotech to be realized from the transaction, the ability of Angiotech to find other potential uses for the Contour Threads product line, the ability to develop and commercialize any new products,  the accuracy of information concerning the numbers of physicians who have been trained or have performed procedures using Contour Threads, and the accuracy of information concerning the size of the breast augmentation, breast lift and the suture market.  These statements are also subject to risks and uncertainties that could cause actual results to differ materially from those projected.  These risks and uncertainties include, among others; the timing of and safety and efficacy results from clinical trials and decisions made by Angiotech based on these results, the ability to obtain regulatory approval to develop and commercialize new products, the ability to manufacture sufficient quantities of product for development and commercialization activities and to do so in a timely and cost efficient manner, decisions by regulatory authorities related to the development and commercialization of potential products, the competitive environment for such products, the availability of resources and funding, and the risks and uncertainties associated with the business and described in Angiotech’s filings with the United States Securities and Exchange Commission or the Canadian securities regulators.  The forward looking statements are also based on a number of assumptions, including; that other uses for the Contour Threads product line exist, that any products or therapies identified and developed by Angiotech will be able to obtain regulatory approval, that funding and resources for research and development will be available, and that there will be a market for any products successfully developed by Angiotech.  Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements.  The Company does not assume the obligation to update any forward-looking statements.

Angiotech® and Contour Threads™ are trademarks of Angiotech Pharmaceuticals, Inc. and its subsidiaries. All rights reserved.

FOR ADDITIONAL INFORMATION:

Analysts and Institutional Investors:

Media and Retail Investors:

Janet Craig

Jodi Regts

VP, Investor Relations and Corporate Communications

Manager, Corporate Communications

Angiotech Pharmaceuticals, Inc.

Angiotech Pharmaceuticals, Inc.

(416) 997-9006

(604) 221-7930

jcraig@angio.com

jregts@angio.com